SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

					SCHEDULE 13D/A


				STATEMENT OF CHANGES IN
				BENEFICIAL OWNERSHIP




 Name and address of Reporting Person

Brad M. Kelley
P.O. Box 1355
Boca Grande, Fla.
33921

(Name of Issuer)
Churchill Downs Incorporated
  (Title of Class of Securities)
  COMMON STOCK NO PAR VALUE
                                                171484108
 (CUSIP Number)


(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)

Thomas H. Meeker
President
Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208
502-636-4400

 (Date of Event which Requires Filing of this Statement)
April 29,2004


Citizenship or Place of Organization
United States


 Number of Sole Voting Power 1,165,870
 Shares Benefically owned
Shared Voting Power      -0-


 Shares beneficially Owned  and Sole Dispositive Power 1,165,870
  ofReporting person
 Shared Dispositive Power         -0-
 by


   Percent of Class Represented by Amount in 8.77%


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29,2004
Date

Brad M. Kelley
Signature



..
ITEM 1.   SECURITY AND ISSUER

This statement relates to the common stock of Churchill Downs Incorporated
 ("The Company").  The Company's principal offices are located at

ITEM 2.   IDENTITY AND BACKGROUND

 The name of the person filing this statement is Brad M. Kelley, an individual (the "reporting person"). The reporting person's residential address is P.O. Box 1355 1600 Jean LaFitte, Boca Grande, Florida
 33921.
His telephone number is (615) 370-1624.

During the last five years, the reporting person has not been convicted in a criminal proceeding. During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which was or is subject to a judgment, decree final order enjoining future violation of, or prohibiting, or mandatory activities subject to federal or state securities laws of finding any violation with respect to such laws.

The reporting person is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule covers 1,165,870shares beneficially owned by Kelley individually. All of the 1,165,870 shares are beneficially owned by Kelley individually. No shares are held in nominees' name for his benefit. The stock beneficially owned by Kelley individually and through his immediate family was purchased with personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

The reporting person intends to evaluate the business and business prospects of the Issuer and his present and future interest in, and intentions with respect to the Issuer, and in connection therewith may from time to time consult with the board and other shareholders of the Issuer.

The reporting person may include in such evaluations plans or proposals, which could result in any of the following:
1. The acquisition of additional securities of the Issuer;
2. The disposition of the securities of the Issuer;
3. An extraordiniary corporate transaction, such as privatization, a merger reorganization or sale, involving the Issuer or any of its subsidiaries;
4. A sale or transfer of a material amount of the assets of the Issuer or its subsidiaries;
5. A change in the present management of the Issuer;and
6. Any other material change in the Issuer's business or corporate structure, changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any other acctions which may impede the acquisition of the Issuer by any person.

 However, the reporting person reserves the right to discuss all aspects of Company business with management and/or to take other actions to influence management of the Company should he deems appropiate. These discussions and potential proposals may include any of the actions enumerated in Item 4 of Schedule 13d.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Kelley individually beneficially owns 1,165,870 shares of common stock of the Company, which based on the Company's 14A Proxy Statement filed April 27, 2004 represents approximately 8.77% of the outstanding stock of as of April 9, 2004.

 No other transactions in the shares have been effected by the Reporting Person since such date.



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING, OR
  RELATIONSHIP
WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

  None.


Brad M. Kelley

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 29,2004
/s/

Brad M. Kelley